SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares

SEC Registration (CUSIP) 20441B308 – Common Shares

LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby announces to its shareholders and the market in general that it received from BlackRock, Inc., on behalf of some of its customers, as investment manager, the information that its combined interest increased to 6,434,736 class B preferred shares (PNB), and now holds approximately 5.00% of the total class B preferred shares issued by COPEL, in accordance with the correspondence below.

Curitiba, February 26, 2014

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

CIA PARANAENSE DE ENERGIA – COPEL

Rua Coronel Dulcídio, 800 – 3º andar

CEP: 80420-170 – Curitiba – PR - Brazil

Att.: Luiz Eduardo da Veiga Sebastiani

Chief Investor Relations Officer

Phone: 55 41 3331-4311

Fax: 55 41 3331-3136

e-mail: sebastiani@copel.com

February 25, 2014

Companhia Paranaense de Energia – Announcement of Acquisition of Relevant Interest

Dear Sirs,

1           The undersigned BlackRock, Inc. (“BlackRock”), hereby informs, on behalf of some of its customers and in the quality of investment manager, that it has acquired class B preferred shares issued by Companhia Paranaense de Energia (“COPEL”), as a result of which its combined interest on February 21, 2014 totaled 5,752,975 class B preferred shares and 681,761 American Depositary Receipts representing class B preferred shares (“ADRs”), totaling approximately 5.00% of the class B preferred shares issued by COPEL.

2           In compliance with Article 12 of Instruction 358 issued by the Brazilian Securities and Exchange Commission (“CVM”) on January 3, 2002, as amended, BlackRock hereby requests COPEL’s Investor Relations Officer to disclose the following information to the CVM and other competent bodies:

(i)         BlackRock is headquartered at 40 East 52nd Street, New York, New York 10022-5911, United States of America;

(ii)        the combined interest held by BlackRock totals 5,752,975 class B preferred shares and 681,761 ADRs representing class B preferred shares, as detailed in item 1 above;

(iii)       the abovementioned shareholding interest is strictly for investment purposes and there is no intention of altering COPEL’s shareholding control or management structure;

(iv)       BlackRock does not hold convertible debentures issued by COPEL; and

(v)        BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by COPEL.

3           We remain at your disposal for any further information you may require.

Sincerely,

            _________________________________

          BlackRock, Inc.

By proxy    Renata Cardoso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.